Exhibit 99.1

NEWS APRIL 25, 2024

Changes in SEK’s management: Stefan Friberg leaves Swedish Export Credit Corporation (SEK)

Stefan Friberg started at SEK as Chief Risk Officer (CRO) in 2015 and has since 2019 held the role of Chief Finance Officer (CFO). Previous to SEK, Stefan worked at SEB where he was Head of Group Risk Control.

Jens Hedar, Head of Customer Relations, will assume the role as acting CFO as of April 26, 2024. In connection with this, Maria Simonson will assume the role as acting Head of Customer Relations while retaining her position as Head of Sustainability.

We thank Stefan for his great contribution to SEK’s development and success over the years.